Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

TDK CORPORATION

(Translation of Registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Interim Consolidated Financial Statements for the six-month-period ended September 30, 2004 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statements of income (Unaudited)
3) Consolidated statements of stockholders’ equity (Unaudited)
4) Consolidated statements of cash flows (Unaudited)
5) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)
December 15, 2004
	BY:	/s/ Seiji Enami

Seiji Enami Corporate Officer, General Manager of Finance and Accounting Department and Chief Financial Officer

Interim Consolidated Financial Statements for the six-month-period ended September 30, 2004
(in English)

     On December 15, 2004, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan

1) Consolidated balance sheets (Unaudited)

	Yen (Millions)
	September 30,	September 30,	March 31,
ASSETS	2003	2004	2004

Current assets:
Cash and cash equivalents	¥193,406	¥235,969	¥227,155
Marketable securities (Note 2)	–	1,366	402
Trade receivables:
Notes	6,610	6,393	6,431
Accounts	137,415	139,810	133,900
Allowance for doubtful receivables	(2,682)	(2,532)	(2,000)

Net trade receivables	141,343	143,671	138,331

Inventories	77,663	87,429	77,301
Income taxes receivables	2,667	121	763
Prepaid expenses and other current assets (Note 7)	31,245	40,985	31,821

Total current assets	446,324	509,541	475,773

Investments in securities (Note 2)	16,791	17,896	18,381

Property, plant and equipment, at cost:
Land	20,622	20,285	20,464
Buildings	175,950	181,502	176,256
Machinery and equipment	488,427	452,045	471,247
Construction in progress	7,629	12,866	10,312

	692,628	666,698	678,279
Less accumulated depreciation	(475,958)	(449,945)	(469,334)

Net property, plant and equipment	216,670	216,753	208,945

Goodwill (Note 8)	11,316	10,457	10,029
Intangible assets (Note 8)	15,977	14,482	15,027
Deferred income taxes	36,935	30,996	34,140
Other assets (Note 5)	6,702	7,788	8,024

	¥750,715	¥807,913	¥770,319

See accompanying notes to consolidated financial statements.

	Yen (Millions)
	September 30,	September 30,	March 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2003	2004	2004

Current liabilities:
Short-term debt	¥1,338	¥–	¥315
Current installments of long-term debt	282	160	101
Trade payables:
Notes	617	552	635
Accounts	59,837	60,012	59,282
Accrued salaries and wages	13,489	15,099	12,085
Accrued expenses	24,277	35,468	33,449
Income taxes payables	2,163	11,384	4,689
Other current liabilities (Note 7)	7,833	5,279	4,662

Total current liabilities	109,836	127,954	115,218

Long-term debt, excluding current installments	89	58	27

Retirement and severance benefits	75,811	63,858	73,521

Deferred income taxes	13	745	215

Other noncurrent liabilities	76	1,868	1,843

Commitments and contingent liabilities (Note 6)	–	–	–

Total liabilities	185,825	194,483	190,824

Minority interests	3,228	3,254	3,276

Stockholders’ equity:
Common stock	32,641	32,641	32,641
Authorized 480,000,000 shares; issued 133,189,659 shares at September 30, 2003 and 2004, and March 31, 2004;
outstanding 132,375,557 shares at September 30, 2003, 132,203,090 shares at September 30, 2004 and 132,409,452 shares at March 31, 2004
Additional paid-in capital	63,051	63,051	63,051
Legal reserve (Note 3)	16,494	17,055	16,497
Retained earnings (Note 3)	541,295	576,039	560,756
Accumulated other comprehensive income (loss) (Note 4)	(85,204)	(70,839)	(90,387)
Treasury stock at cost; 814,102 shares at September 30, 2003, 986,569 shares at September 30, 2004 and 780,207 shares at March 31, 2004	(6,615)	(7,771)	(6,339)

Total stockholders’ equity	561,662	610,176	576,219

	¥750,715	¥807,913	¥770,319

2) Consolidated statements of income (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2003	September 30, 2004	March 31, 2004

Net sales	¥316,279	¥318,770	¥658,862
Cost of sales	227,919	228,776	474,106

Gross profit	88,360	89,994	184,756
Selling, general and administrative expenses	64,340	63,105	130,434

Operating income	24,020	26,889	54,322
Other income (deductions):
Interest and dividend income	655	643	1,189
Patent infringement settlement	2,012	–	1,933
Equity in earnings (loss) of affiliates	1,372	621	1,639
Interest expense	(212)	(157)	(323)
Loss (gain) on securities, net	(1,068)	95	(1,093)
Foreign exchange gain (loss)	(2,037)	592	(3,065)
Other – net	272	121	1,001

	994	1,915	1,281

Income before income taxes	25,014	28,804	55,603
Income taxes:
Current	3,017	12,163	10,275
Deferred	2,494	(3,311)	2,868

	5,511	8,852	13,143

Income before minority interests	19,503	19,952	42,460
Minority interests	246	83	359

Net income	¥19,257	¥19,869	¥42,101

Amounts per share:
	Yen (except number of common shares outstanding)
Basic net income per share (Note 9)	¥145.27	¥150.11	317.80
Diluted net income per share (Note 9)	145.27	150.00	317.69
Weighted average basic common shares outstanding (in thousands) (Note 9)	132,559	132,366	132,475
Weighted average diluted common shares outstanding (in thousands) (Note 9)	132,565	132,461	132,523
Cash dividends paid (Note 3)	¥25.00	¥30.00	¥50.00

See accompanying notes to consolidated financial statements.

3) Consolidated statements of stockholders’ equity (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2003	September 30, 2004	March 31, 2004

Common stock:
Balance at beginning of period	¥32,641	¥32,641	¥32,641

Balance at end of period	32,641	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051

Balance at end of period	63,051	63,051	63,051

Legal reserve (Note 3):
Balance at beginning of period	15,953	16,497	15,953
Transferred from retained earnings	541	558	544

Balance at end of period	16,494	17,055	16,497

Retained earnings (Note 3):
Balance at beginning of period	525,919	560,756	525,919
Net income	19,257	19,869	42,101
Cash dividends	(3,316)	(3,972)	(6,625)
Losses on sales of treasury stock	(24)	(56)	(95)
Transferred to legal reserve	(541)	(558)	(544)

Balance at end of period	541,295	576,039	560,756

Accumulated other comprehensive income (loss) (Note 4):
Balance at beginning of period	(78,824)	(90,387)	(78,824)
Other comprehensive income (loss) for the period, net of tax	(6,380)	19,548	(11,563)

Balance at end of period	(85,204)	(70,839)	(90,387)

Treasury stock:
Balance at beginning of period	(4,855)	(6,339)	(4,855)
Acquisition of treasury stock	(1,854)	(1,658)	(1,865)
Exercise of stock option	94	226	381

Balance at end of period	(6,615)	(7,771)	(6,339)

Total stockholders’ equity	¥561,662	¥610,176	¥576,219

Disclosure of comprehensive income (loss):
Net income for the period	¥19,257	¥19,869	¥42,101
Other comprehensive income (loss) for the period, net of tax (Note 4)	(6,380)	19,548	(11,563)

Total comprehensive income for the period	¥12,877	¥39,417	¥30,538

See accompanying notes to consolidated financial statements.

4) Consolidated statements of cash flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2003	September 30, 2004	March 31, 2004

Cash flows from operating activities:
Net income	¥19,257	¥19,869	¥42,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,642	25,368	51,233
Loss on disposal of property and equipment	1,231	233	1,789
Deferred income taxes	2,494	(3,311)	2,868
Loss (gain) on securities, net	1,068	(95)	1,093
Changes in assets and liabilities:
Increase in trade receivables	(6,860)	(983)	(7,582)
Increase in inventories	(6,323)	(7,679)	(7,824)
Increase in prepaid expenses and other current assets	(277)	(6,764)	(3,196)
Increase (decrease) in trade payables	6,411	(2,270)	8,171
Increase in accrued salaries and wages	2,006	3,014	602
Increase (decrease) in accrued expenses	(2,358)	324	8,058
Increase (decrease) in income taxes payables, net	2,072	7,193	5,877
Increase (decrease) in other current liabilities	2,667	(333)	(308)
Increase in retirement and severance benefits	4,377	3,194	9,285
Other – net	2,624	655	2,537

Net cash provided by operating activities	52,031	38,415	114,704

Cash flows from investing activities:
Capital expenditures	(20,826)	(29,856)	(44,866)
Proceeds from sales and maturities of investments in securities	1,830	210	1,814
Payment for purchase of investments in securities	–	(200)	(1)
Payment for purchase of other investments	(96)	(128)	(442)
Proceeds from sales of property, plant and equipment	844	867	4,571
Acquisition of minority interests	(287)	–	(366)
Proceeds from sale of a subsidiary	–	–	1,523
Other – net	–	–	(3)

Net cash used in investing activities	(18,535)	(29,107)	(37,770)

Cash flows from financing activities:
Proceeds from long-term debt	35	137	69
Repayment of long-term debt	(212)	(53)	(479)
Increase (decrease) in short-term debt, net	(15)	(325)	(1,047)
Sale (purchase) of treasury stock, net	(1,784)	(1,488)	(1,579)
Dividends paid	(3,316)	(3,972)	(6,625)

Net cash used in financing activities	(5,292)	(5,701)	(9,661)

Effect of exchange rate changes on cash and cash equivalents	(5,349)	5,207	(10,669)

Net increase in cash and cash equivalents	22,855	8,814	56,604
Cash and cash equivalents at beginning of period	170,551	227,155	170,551

Cash and cash equivalents at end of period	¥193,406	¥235,969	¥227,155

See accompanying notes to consolidated financial statements.

5) Notes to Consolidated Financial Statements (Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies
(a) Financial Statements

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of TDK and all its subsidiaries.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under U.S. GAAP is not presented in the accompanying consolidated financial statements.
     In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2004 consolidated financial statements and notes thereto included in TDK Corporation and Subsidiaries Annual Report 2004. Consolidated financial statements ended March 31, 2004 are audited while consolidated financial statements ended September 30, 2003 and 2004 are unaudited.
(b) Consolidation Policy
     The consolidated financial statements include the accounts of TDK and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
     In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses the consolidation by primary beneficiary of variable interest entities (“VIEs”) as defined in the Interpretation. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. FIN 46R is effective immediately for all VIEs created or acquired after January 31, 2003 and effective for other VIEs as of March 31, 2004. TDK has not created or acquired any VIEs after January 31, 2003. For VIEs created or acquired before February 1, 2003, the adoption of FIN 46R for these entities did not have a material effect on TDK’s consolidated financial statements.
     The investments in affiliates in which TDK’s ownership is 20% to 50% and TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
(c) Cash Equivalents
     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.
(d) Allowance for Doubtful Receivables
     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing accounts receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.
(e) Investments in Securities
     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of September 30, 2003 and 2004, and March 31, 2004, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.

     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews fair value of available-for-sale security for possible impairment by taking into consideration of the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.
     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates the values of nonmarketable securities for possible impairment by taking into consideration of the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and period of the decline in the estimated fair value and other relevant factors. If the impairment is determined to be other-than-temporary, nonmarketable securities is written down to its impaired value through a charge to earnings.
(f) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(g) Property, Plant and Equipment
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK adopted SFAS 143 on April 1, 2003. The adoption of SFAS 143 did not have a material effect on TDK’s consolidated financial statements.

(h) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
(i) Stock Option Plan
     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. However, it gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. TDK has chosen to use the measurement principle prescribed by APB 25. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. Accordingly, no stock option related compensation cost has been recognized during the six months ended September 30, 2003 and 2004, and during the year ended March 31, 2004 for TDK’s stock based compensation plan. The adoption of SFAS 148 did not have an impact on the consolidated results of operations or financial position of TDK for the six months ended September 30, 2003 and 2004, and for the year ended March 31, 2004.

     The following table illustrates the effect on net income and net income per share if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen (Millions)
	September 30,	September 30,	March 31,
	2003	2004	2004

Net income, as reported	¥19,257	¥19,869	¥42,101
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(129)	(213)	(330)

Pro forma net income	19,128	19,656	41,771

	Yen
Basic net income per share:
As reported	¥145.27	¥150.11	¥317.80
Pro forma	144.30	148.50	315.31
Diluted net income per share:
As reported	¥145.27	¥150.00	¥317.69
Pro forma	144.30	148.39	315.20

(j) Advertising Costs

     Advertising costs are expensed as incurred.
(k) Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
(l) Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.
(m) Accounting for the Impairment or Disposal of Long-Lived Assets
     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No. 121 (“SFAS 121”),

“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30 (“Opinion 30”), “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121.

     TDK’s long-lived assets and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(n) Goodwill and Other Intangible Assets
     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires the use of the purchase method of accounting for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under SFAS 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to no longer be indefinite.
     TDK conducts its annual impairment test at the end of each fiscal year.
(o) Derivative Financial Instruments
     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In June 2000, the FASB also issued Statement of Financial Accounting Standards No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of the FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value. TDK has not elected to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(p) Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. Stock options to purchase 328,400, 404,700 and 170,400 shares for the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004, respectively, were excluded from the calculation of dilutes earnings per share as the effect would have been antidilutive.
(q) Revenue Recognition
     TDK generates revenue principally through the sale of electronic materials & components and recording media & systems under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

     Revenue from sales of electronic materials & components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials & components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.
     Revenue from sales of recording media & systems products such as videotapes and DVDs sold is also recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of recording media & systems products, TDK provides sales incentive programs to resellers and retailers. The sales incentive programs include product discount, volume-based rebates and consumer promotion to support retailers’ advertisement expenses. TDK records estimated reductions in sales at the time of sales for sales incentive program. Estimated reduction in sales are based upon historical trends and other known factors at the time of sales. TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     No product warranties are offered on TDK’s products.
     In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. TDK adopted EITF 00-21 on July 1, 2003. The adoption of EITF 00-21 did not have a material effect on TDK’s consolidated financial position or results of operations.
(r) Retirement and Severance Benefits
     TDK’s funding consists of the Employees’ Pension Fund (“EPF”) in accordance with welfare pension regulations, the fund in accordance with income tax regulations and the voluntary pension fund.
     The domestic EPF plan is composed of (1) a corporate defined benefit portion established by TDK and (2) a substitutional portion based on benefits prescribed by the government (similar to social security benefits in the United States). TDK has been exempted from contributing to the Japanese Pension Insurance (“JPI”) program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF are invested and managed as a single portfolio for the entire EPF and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to JPI, and the Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan.
     In this regard, TDK has elected to transfer the substitutional portion of its EPF to the government. TDK will account for the transfer in accordance with the Emerging Issues Task Force issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”.
     EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.
     On September 25, 2003, TDK was approved by the Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of an EPF plan and for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion of the EPF plan on October 1, 2004, and will transfer the benefit obligation and related plan assets to government, which is presently expected to be completed by February 2005. Accordingly, there is no effect on TDK’s consolidated financial statement for the six months ended September 30, 2004. The aggregate effect of this separation will be determined based on TDK’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred.

(s) Reclassifications
     Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2004.

2. Marketable Securities and Investments in Securities

     Marketable securities and investments in securities at September 30, 2003 and 2004, and at March 31, 2004, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2003	2004	2004

Short-term marketable securities	¥–	1,366	402
Long-term marketable securities	2,526	3,475	4,535
Nonmarketable securities	1,411	553	419
Investments in affiliates	12,854	13,868	13,427

	¥16,791	19,262	18,783

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at September 30, 2003 and 2004, and at March 31, 2004, are as follows:

September 30, 2003
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥1,262	180	13	1,429
Debt securities	1,099	–	2	1,097

	¥2,361	180	15	2,526

September 30, 2004
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥3,384	491	137	3,738
Debt securities	1,103	–	–	1,103

	¥4,487	491	137	4,841

March 31, 2004
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥2,782	1,054	–	3,836
Debt securities	1,101	–	–	1,101

	¥3,883	1,054	–	4,937

3. Legal Reserve and Dividends

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥30 per share aggregating ¥3,966 million in respect of the six months ended September 30, 2004, or for the related appropriation to the legal reserve.
     Cash dividends per common share are computed based on dividends paid for each period presented.

4. Other Comprehensive Income (Loss)

     Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2003 and 2004, and the year ended March 31, 2004, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2003	2004	2004

Foreign currency translation adjustments:
Balance at beginning of period	¥(26,520)	¥(52,807)	¥(26,520)
Adjustments for period	(14,709)	11,799	(26,287)

Balance at end of period	(41,229)	(41,008)	(52,807)

Net unrealized gains (losses) on securities:
Balance at beginning of period	110	648	110
Adjustments for period	33	(435)	538

Balance at end of period	143	213	648

Minimum pension liability adjustments:
Balance at beginning of period	(52,414)	(38,228)	(52,414)
Adjustments for period	8,296	8,184	14,186

Balance at end of period	(44,118)	(30,044)	(38,228)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(78,824)	(90,387)	(78,824)
Adjustments for period	(6,380)	19,548	(11,563)

Balance at end of period	¥(85,204)	¥(70,839)	¥(90,387)

5. Leases

     TDK occupies offices and other facilities under various cancellable lease agreements expiring in fiscal 2005 through 2007. Lease deposits made under such agreements, aggregating ¥1,773 million, ¥2,084 million and ¥2,079 million at September 30, 2003 and 2004 and at March 31, 2004, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of September 30, 2003 and 2004, and March 31, 2004:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2003	2004	2004

Less 1 year	¥3,976	¥2,776	¥3,347
Over 1 year	8,331	6,281	7,562

Total	¥12,307	¥9,057	¥10,909

6. Contingent Liabilities

     Contingent liabilities for guarantees of loans of TDK’s employees and affiliates at September 30, 2003 and 2004, and March 31, 2004, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2003	2004	2004

Contingent liabilities for guarantees of loans of TDK’s employees and affiliates	¥6,926	¥6,402	¥6,605

     Several claims and legal actions against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for certain items. In the opinion of management, based upon discussion with counsel, any additional liability will not materially affect the consolidated financial position and results of operations of TDK.

7. Risk Management Activities and Derivative Financial Instruments

     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates, and therefore utilize derivative financial instruments to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK is exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
     TDK and one of its subsidiaries have currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates involved mainly in loans made by TDK to its subsidiaries. Gains or losses on interest and currency swaps and currency swaps are included in interest expense and foreign exchange gain (loss) in the consolidated statements of income, respectively. The swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     TDK and certain subsidiaries had forward exchange contracts to sell and buy foreign currencies at September 30, 2003 and 2004, and at March 31, 2004. Gains or losses on forward exchange contracts and currency option contracts are included in foreign exchange gain (loss) in the consolidated statements of income. These contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

     The contract amounts, carrying amounts and estimated fair values of TDK’s financial instruments at September 30, 2003 and 2004, and at March 31, 2004, are summarized as follows:

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2003	amount	amount	fair value

Forward foreign exchange contracts	¥3,124	¥(21)	¥(21)

Currency option contracts	–	–	–

Currency swap agreements for loans to its subsidiaries	10,418	(9)	(9)

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2004	amount	amount	fair value

Forward foreign exchange contracts	¥962	¥(7)	¥(7)

Currency option contracts	20,266	(133)	(133)

Currency swap agreements for loans to its subsidiaries	10,533	(271)	(271)

	Yen (Millions)
	Contract	Carrying	Estimated
March 31, 2004	amount	amount	fair value

Forward foreign exchange contracts	¥18,638	¥396	¥396

Currency option contracts	16,340	91	91

Currency swap agreements for loans to its subsidiaries	12,605	252	252

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Goodwill and Other Intangible Assets

     TDK adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, effective April 1, 2001. Under SFAS 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of SFAS 142, TDK ceased amortization of goodwill as of April 1, 2001. As of March 31, 2004, TDK completed a goodwill impairment test. No impairment was indicated at that time.

     The components of acquired intangible assets excluding goodwill at September 30, 2003, September 30, 2004 and March 31, 2004, are as follows:

	Yen (Millions)
	September 30, 2003		September 30, 2004		March 31, 2004

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Patent	¥10,628	1,038	¥10,339	1,738	¥10,349	1,259
Software	7,373	4,159	8,046	4,931	7,359	4,207
Other	2,849	694	2,656	824	2,739	870

Total	20,850	5,891	21,041	7,493	20,447	6,336

Unamortized intangible assets	¥1,018		¥934		¥916

     Aggregate amortization expenses for the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004 are ¥1,300 million, ¥1,210 million and ¥2,626 million, respectively. Estimated amortization expense for the next five years is: ¥1,274 million in the 2nd half of 2005, ¥2,308 million in 2006, ¥1,787 million in 2007, ¥1,432 million in 2008, and ¥1,224 million in 2009.

     The changes in the carrying amount of goodwill by segment for the six months ended September 30, 2003 and 2004, and the year ended March 31, 2004 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording media	Total
	components	and systems

Balance as of March 31, 2003	¥13,634	¥497	¥14,131

Additions	–	–	–
Deductions	(1,902)	–	(1,902)
Translation adjustment	(913)	–	(913)

Balance as of September 30, 2003	¥10,819	¥497	¥11,316

	Yen (Millions)
	Electronic
	materials and	Recording media	Total
	components	and systems

Balance as of March 31, 2004	¥10,029	¥ –	¥10,029

Additions	40	–	40
Deductions	(378)	–	(378)
Translation adjustment	766	–	766

Balance as of September 30, 2004	¥10,457	¥ –	¥10,457

	Yen (Millions)
	Electronic
	materials and	Recording media	Total
	components	and systems

Balance as of March 31, 2003	¥13,634	¥497	¥14,131
Additions	76	–	76
Deductions	(2,128)	(497)	(2,625)
Translation adjustment	(1,553)	–	(1,553)

Balance as of March 31, 2004	¥10,029	¥ –	¥10,029

9. Net Income per Share

     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (Millions)
	Six months	Six months
	ended	ended	Year ended
	September 30,	September 30,	March 31,
	2003	2004	2004

Net income available to common stockholders	¥19,257	19,869	42,101

	Number of shares (Thousands)
	Six months	Six months
	ended	ended	Year ended
	September 30,	September 30,	March 31,
	2003	2004	2004

Weighted average common shares outstanding	132,559	132,366	132,475
Effect of dilutive stock options	6	95	48

Diluted common shares outstanding	132,565	132,461	132,523

	Yen
	Six months	Six months
	ended	ended	Year ended
	September 30,	September 30,	March 31,
	2003	2004	2004

Net income per share:
Basic	¥145.27	150.11	317.80
Diluted	145.27	150.00	317.69

10. Supplementary Information

	Yen (Millions)
	Six months	Six months
	ended	ended	Year ended
	September 30,	September 30,	March 31,
	2003	2004	2004

(a) Statement of Income
Research and development	¥17,179	¥18,192	¥34,495
Rent	4,579	3,979	8,230
Maintenance and repairs	5,674	5,661	12,184
Advertising costs	2,786	2,605	6,269

(b) Statement of Cash Flows
Cash paid during the periods for:
Interest	¥196	¥164	¥350
Income taxes	¥1,822	¥5,400	¥4,299

Noncash activities
There were no material noncash investing and financing activities during the periods presented.

11. Segment Information

(a) Industry segment information

Six months ended September 30, 2003

	Yen (Millions)
	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥254,352	¥61,927	¥316,279	–	¥316,279
Intersegment	–	–	–	–	–

Total	254,352	61,927	316,279	–	316,279

Operating expenses	228,520	63,739	292,259	–	292,259

Operating income (loss)	¥25,832	¥(1,812)	¥24,020	–	¥24,020

Six months ended September 30, 2004

	Yen (Millions)
	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥264,364	¥56,406	¥318,770	–	¥318,770
Intersegment	–	–	–	–	–

Total	264,364	56,406	318,770	–	318,770

Operating expenses	232,456	59,425	291,881	–	291,881

Operating income (loss)	¥29,908	¥(3,019)	¥26,889	–	¥26,889

Year ended March 31, 2004

	Yen (Millions)
	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥522,862	¥136,000	¥658,862	–	¥658,862
Intersegment	–	–	–	–	–

Total	522,862	136,000	658,862	–	658,862

Operating expenses	466,335	138,205	604,540	–	604,540

Operating income (loss)	¥56,527	¥(2,205)	¥54,322	–	¥54,322

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
		Electronic materials and components:
		Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads and Semiconductors
		Recording media & systems:
		Audio tapes, Video tapes, CD-Rs, MDs and DVDs

(b) Geographic segment information

Six months ended September 30, 2003

	Yen (Millions)
						Elimina-
	Japan	Americas	Europe	Asia and	Sub total	tions and	Total
				others		corporate

Net sales
Unaffiliated customers	¥77,524	¥36,128	¥36,268	¥166,359	¥316,279	–	¥316,279
Intersegment	81,192	13,585	300	19,332	114,409	(114,409)	–

Total	158,716	49,713	36,568	185,691	430,688	(114,409)	316,279

Operating expenses	155,208	50,318	36,627	164,131	406,284	(114,025)	292,259

Operating income (loss)	¥3,508	¥(605)	¥(59)	¥21,560	¥24,404	¥(384)	¥24,020

Six months ended September 30, 2004

	Yen (Millions)
						Elimina-
	Japan	Americas	Europe	Asia and	Sub total	tions and	Total
				others		corporate

Net sales
Unaffiliated customers	¥79,169	¥31,985	¥35,688	¥171,928	¥318,770	–	¥318,770
Intersegment	93,927	13,671	220	16,137	123,955	(123,955)	–

Total	173,096	45,656	35,908	188,065	442,725	(123,955)	318,770

Operating expenses	162,133	44,206	37,291	170,731	414,361	(122,480)	291,881

Operating income (loss)	¥10,963	¥1,450	¥(1,383)	¥17,334	¥28,364	¥(1,475)	¥26,889

Year ended March 31, 2004

	Yen (Millions)
						Elimina-
	Japan	Americas	Europe	Asia and	Sub total	tions and	Total
				others		corporate

Net sales
Unaffiliated customers	¥161,607	¥74,482	¥80,233	¥342,540	¥658,862	–	¥658,862
Intersegment	168,175	29,918	408	38,241	236,742	(236,742)	–

Total	329,782	104,400	80,641	380,781	895,604	(236,742)	658,862

Operating expenses	321,244	101,603	80,756	337,869	841,472	(236,932)	604,540

Operating income (loss)	¥8,538	¥2,797	¥(115)	¥42,912	¥54,132	¥190	¥54,322

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	Principal nations in each geographic segment excluding Japan:
Americas: United States of America Europe: Germany Asia and others: Hong Kong, Taiwan and China

(c) Overseas sales

Six months ended September 30, 2003

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥43,328	¥36,987	¥154,428	¥234,743
Net sales				316,279
Ratio of overseas sales to net sales (%)	13.7	11.7	48.8	74.2

Six months ended September 30, 2004

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥40,288	¥36,204	¥154,646	¥231,138
Net sales				318,770
Ratio of overseas sales to net sales (%)	12.6	11.4	48.5	72.5

Year ended March 31, 2004

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥89,657	¥81,950	¥318,599	¥490,206
Net sales				658,862
Ratio of overseas sales to net sales (%)	13.6	12.4	48.4	74.4

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America Europe: Germany, Italy and France Asia and others: Hong Kong, Singapore and China
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.